Exhibit 4.1

ASSET PURCHASE AGREEMENT

PARTIES:

This Agreement is made and entered into as of the 30th day of June, 2006, by and between NATIONAL CINEMA SERVICE CORP., a Louisiana corporation (hereinafter referred to as the “Seller”), CHRISTOPHER J. PIERCE, a resident of Destrehan, Louisiana (hereinafter referred to as “Pierce”) and STRONG TECHNICAL SERVICES, INC., a Nebraska corporation (the “Buyer”).

RECITALS:

This Asset Purchase Agreement is made with reference to the following facts and objectives:

A.            Seller is engaged in the business of a cinema services company.

B.            Seller owns certain Assets which it uses in its cinema service business.

C.            Pierce is the sole shareholder of Seller.

D.            Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, substantially all of the assets and business of Seller upon the terms and conditions hereinafter set forth.

AGREEMENT:

NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

I.              DEFINITIONS

For all purposes of this Agreement, the following terms shall have the following definitions:

1.1           Accounts Receivable.  “Accounts Receivable” shall mean all open, unpaid invoices and unapplied credit memos of Seller and all amounts due from customers to Seller (whether billed or unbilled) as of the effective date of Closing.  A true and correct list of Accounts Receivable items as of May 31, 2006, specifically identifying any accounts or amounts in dispute, is attached hereto as Exhibit “1” and by this reference incorporated herein.  Seller shall provide to Buyer at Closing a true and correct list of Accounts Receivable items as of the effective date of Closing, specifically identifying any accounts or amounts known to be in dispute.

1.2           Assumed Liabilities.  “Assumed Liabilities” shall mean:

1.2.1        All open purchase orders of Seller as of the effective date of Closing; provided, however, that Buyer shall not assume any open purchase orders for equipment, parts, or supplies entered into after May 31, 2006, not in the ordinary course of business.  A true and correct list of such current purchase orders is set forth in Exhibit “2” and attached hereto and by this reference incorporated herein.

1.2.2                        All express Warranty obligations.

1.2.3        All trade accounts payable of Seller as of the effective date of Closing.  Seller shall provide Buyer with a true and correct list of its trade accounts payable as of the effective date of the Closing.

1.2.4        All loans on motor vehicles that are assumable at closing.

1.2.5        All employee accrued vacation time as of June 30, 2006.

1.2.6        Notwithstanding any other provision contained herein, Assumed Liabilities shall not include:

1.2.6.1     Any federal, state, or local income, sales, use, franchise, employment, or any other tax payable with respect to the Purchased Assets (as hereinafter defined), or operations of Seller.

1.2.6.2     Any liability or obligation related to any Assets of Seller not being purchased by Buyer.

1.2.6.3     Any liability or obligation of the Seller or Pierce arising in connection with the negotiation, preparation, or execution of this Agreement, in the transactions contemplated hereby.

1.2.6.4     Any liability or obligation with respect to any of Seller’s employees, agents or independent contractors, whether or not subsequently employed by Buyer.

1.2.6.5     Any claim for injury to persons or property of any nature whatsoever in connection with the business or operations of Seller, or relating to any products sold or services provided by Seller.

1.2.6.6     Any liability or obligation arising out of any breach by Seller or Pierce of any provision of any agreement, contract, or other commitment.

1.2.6.7     Any liability, obligation, cost, expense, or claim owed by Seller or claimed to be owed by Seller to Pierce.

1.2.6.8     Any liabilities other than those expressly assumed by Buyer hereby.

1.2.6.9.    Any liability for accrued overtime earned by employees for any period prior to the effective date of closing.

1.3           Balance Sheet.  “Balance Sheet” shall mean the unaudited Balance Sheet of Seller as of December 31, 2005, a copy of which is attached hereto as Exhibit “3” and by this reference incorporated herein, which balance sheet has been prepared in accordance with generally accepted accounting principals applied on a consistent basis.

1.4           Contract.  “Contract” shall mean only any of Seller’s open purchase orders and service orders that shall exist as of the effective date of Closing.  A true and correct list of Seller’s contracts as of May 31, 2006, is attached hereto as Exhibit “4” and by this reference incorporated herein.  At Closing, Seller will provide Buyer with a complete list of its Contracts existing as of the effective date of Closing.

1.5           Fixtures and Equipment.  “Fixtures and Equipment” shall mean all of the furniture and fixtures, office equipment, service equipment, and all other special equipment used in the service business of Seller, a true and correct list of which is attached hereto as Exhibit “5” and by this reference incorporated herein.

1.6           Inventory.  “Inventory” shall mean all of Seller’s inventory of parts, materials, and supplies, which are used to service Seller’s customers in the ordinary course of Seller’s business, which together aggregate the amount listed as Inventory on Seller’s Balance Sheet, as adjusted to the effective date of Closing, in the ordinary course of business.  Said inventory includes, but is not limited to, that set forth on Exhibit “A” attached hereto.

1.7           Purchased Assets.  “Purchased Assets” shall mean all of the following Assets of Seller as of the effective date of Closing, except those assets specifically excluded herein:

1.7.1        All Accounts Receivable.  Seller and Buyer shall escrow for all accounts receivable more than 90 days old.  A copy of said Escrow Agreement is attached hereto, marked Exhibit “6” and by this referenced incorporated herein;

1.7.2        All contract rights of Seller, including all cash deposits received by Seller in connection with its open orders;

1.7.3        All Fixtures and Equipment;

1.7.4        All Inventory;

1.7.5        All motor vehicles;

1.7.6.       All books and records of Seller pertaining to the Purchased Assets including, but not limited to:  accounting records, invoices, customer lists, customer contracts, customer files, and marketing materials pertaining to present and prospective customers;

1.7.7.       All trademarks, trade names, patents, patent applications, improvements thereto and interests thereunder, licenses, including patent licenses, copyrights, copyright licenses and all other intellectual property of Seller, including all modifications and additions thereto pertaining to Seller’s business and the Purchased Assets, a true and correct list of which is attached hereto as Exhibit  “7” and by this reference incorporated herein;

1.7.8.       All inventions, processes, know-how, formulas, drawings, blueprints, specifications, flow-sheets, manuals, data, trade secrets, plans, files, software, computer programs, related documentation, and all other intangible Assets of any nature whatsoever, all of which pertain to Seller’s business;

1.7.9        All cash;

1.7.10      The goodwill of Seller; and

1.7.11      Any and all other of Seller’s assets of any kind or nature whatsoever related to the business of Seller, except any assets specifically excluded herein.

1.8           Warranty.  “Warranty” shall mean all warranty obligations of Seller, pertaining to any services provided by Seller which are based on express warranties only.  Buyer does not assume any liability with respect to any implied warranty or liability which shall be in the nature of personal injury or property damage or other consequential damages, except as herein stated.

1.9           Financial Statements.  “Financial Statements” shall mean the Balance Sheet, Income Statement, and all other exhibits and representations herein containing financial information pertaining to the Purchased Assets.

II.            SALE OF ASSETS

2.1           Transfer of Assets.  At Closing, Seller shall sell, assign, transfer, convey and deliver to Buyer the Purchased Assets, free and clear of all liabilities, obligations, liens, security interests and encumbrances of any kind, except those liabilities expressly assumed by Buyer herein.

2.2           Assumption of Liabilities.  At Closing, Buyer agrees that it will accept and assume the Assumed Liabilities.

2.3           Payment of Purchase Price.  At Closing, Buyer shall wire transfer the Purchase Price, less all applicable escrow amounts, to Seller’s bank account, subject to any amounts required to discharge any liens or encumbrances against the Purchased Assets, escrowed pursuant to the terms of this Agreement, or required by law to be withheld to pay any obligations of Seller.

III.           CLOSING

The closing of the sale (the “Closing”) shall take place at Buyer’s offices on or before June  30, 2006, or soon thereafter, as all the conditions of this Agreement shall be complied with by the parties; provided, however, that the effective date of Closing shall be May 31, 2006 (the “Effective Date”).   All risks and rewards of ownership of Seller transfer as of May 31, 2006.  At the Closing, Seller shall deliver to Buyer such bills of sale, endorsements, assignments, and other good and sufficient instruments of transfer and conveyance as shall be effective to vest in the Buyer good and marketable title to the Purchased Assets as provided in this Agreement.

IV.           PURCHASE PRICE

The Purchase Price shall be $2,282,556.00.  Said Purchase Price is based upon the value of the Purchased Assets as reflected on Seller’s December 31, 2005, financial statements.  If the aggregate value of such Purchased Assets at the time of Closing is more or less than the value shown on the December 31, 2005, financial statements, an appropriate adjustment shall be made to the Purchase Price.

V.            ALLOCATION OF PURCHASE PRICE

Buyer and Seller shall allocate the Purchase Price among the Purchased Assets in such manner as they shall determine, subject to approval of Buyer’s auditors.  If Buyer’s auditors shall post closing require an adjustment to said allocation, Seller agrees to report said allocation in accordance with the requirements of Buyer’s auditors. Such allocation shall be made at or prior to the date of Closing.  Such allocation shall be made in accordance with the provisions of Section 1060 of the Internal Revenue Code of 1986, as amended (the “Code”), and shall be binding upon Buyer and Seller for all purposes (including financial accounting purposes, financial and regulatory reporting purposes, and tax purposes).  A copy of Buyer’s Allocation of the Purchase Price is attached hereto, marked Exhibit “8” and by this reference incorporated herein.  Buyer and Seller also agree to file IRS Form 8594 consistent with the foregoing and in accordance with Section 1060 of the Code.  Notwithstanding the foregoing, $150,000.00 of said Purchase Price shall be allocated to a covenant not to compete by Seller and Pierce as set forth in Article XII below.  Said sum shall be payable for the first four years at the rate of $25,000.00 per year, and $50,000.00 for Year Five.

VI.           FURTHER ASSURANCES

From time to time, at Buyer’s request, whether at or after the Closing and without further consideration, Seller will execute and deliver such further instruments of conveyance and transfer and take such other action as Buyer reasonably may require to more effectively convey and transfer to Buyer any of the Purchased Assets.

VII.          PAYMENT OF SALES AND SIMILAR TAXES

Buyer will pay all sales, transfer, and documentary taxes, if any, payable in connection with the sale, transfer, and deliveries to be made to Buyer hereunder.

VIII.        EMPLOYMENT OF PIERCE, EMPLOYEES OF SELLER

8.1           Pierce Employment.  Buyer shall employ Pierce effective immediately upon the Closing of this transaction as contemplated herein, under the terms and conditions of the Employment Agreement which is attached hereto as Exhibit “9”.  Pierce shall be employed by Buyer for a minimum term of two years, subject to automatic renewal.  Pierce shall receive an annual salary of $100,000.00 per year. At Closing, Buyer and Pierce shall enter into said written Employment Agreement.

8.2           Other Employees.  It is Buyer’s intention to retain in the employment of Buyer certain employees of Seller at the present rate of compensation of such employees; provided; however, that such expression of the Buyer’s intention should not be construed as imposing any binding and legal obligation on the Buyer to retain any employee or employees of Seller in the employ of Buyer upon and after the Closing, nor as to the terms of such employment.

IX.           REPRESENTATIONS AND WARRANTIES OF SELLER

Seller and Pierce represent, warrant, and covenant to and with Buyer as follows:

9.1           Organization, Good Standing, and Corporate Power.  Seller is a corporation duly organized, validly existing in good standing under the laws of the State of Louisiana, and has full power and authority to conduct its business presently being conducted and to own, sell, and convey its properties and Assets.  Seller is duly qualified in all states in which it is conducting business in.

9.2           Corporate Documents.  Copies of Seller’s Certificate of Incorporation and all amendments thereof to date, certified by the Secretary of State of Louisiana, and of Seller’s Bylaws as amended to date, have been delivered to Buyer and are complete and correct as of the date of this Agreement.  At the Closing, Seller shall deliver to Buyer a Certificate of Good Standing certified by the Secretary of State of Louisiana as well as the Secretary of State of each state in which Seller is qualified to do business.

9.3           Corporate Authorization; Binding Effect.  Seller has all the necessary corporate power and authority and has taken all corporate action necessary to enter into this Agreement, to consummate the transactions contemplated hereby and to perform its obligations hereunder.  This Agreement has been duly executed and delivered by Seller and constitutes a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its respective terms.

9.4           No Conflict with Other Instruments, Agreements or Law.  Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby will result in (1) the violation of or conflict with any of the provisions of the Certificate of

Incorporation or Bylaws of the Seller; (2) a breach of or a default under any term or provision of any contract, agreement, indebtedness, lease, amendment, license, franchise, permit, authorization or concession to which Seller is a party, which breach or default would have a material adverse effect on the business or financial condition of Seller or its ability to consummate the transactions contemplated hereby; (3) a violation by Seller of any statute, rule, regulation, ordinance, code, order, judgment, writ, injunction, decree or award, which violation would have a material adverse effect on the business or financial condition of Seller or its ability to consummate the transactions contemplated hereby.

9.5           Consent.  Neither Seller nor Pierce knows of, and has not been informed of, any consent, approval or authorization of, or declaration of, filing or registration with any governmental or regulatory authority or any other person or entity which is required to be made or obtained by Seller in connection with the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby.

9.6           Title to Assets.  Seller currently has and will transfer to Buyer at Closing good and marketable title to all the Purchased Assets, free and clear of all mortgages, pledges, liens, security interests, conditional sales agreements, charges, encumbrances, restrictions and equities, except those mortgages, pledges, liens, security interests and other liabilities expressly assumed by Buyer hereunder.

9.7           Litigation.  Except as described in Exhibit  “10” which is attached hereto and by this reference incorporated herein, there are no material actions, suits, claims, proceedings or investigations pending or to the best knowledge of Seller or Pierce, threatened against or affecting the Purchased Assets, at law or in equity, or before or by any federal, state, municipal or other governmental court, department, commission, board, bureau, agency or instrumentality.  Prior to the Closing, either (1) Seller shall have resolved the matters disclosed in Exhibit  “10”; or (2) Buyer and Seller shall have agreed as to how such matters will be handled.

9.8           Absence of Undisclosed Liabilities.  Seller and Pierce have disclosed to Buyer all facts known by Seller and Pierce to be material to the Assets and business to be acquired by Buyer pursuant to this Agreement.  No written representation or warranty by Seller or Pierce in this Agreement or any written statement or certificate furnished or to be furnished to the Buyer pursuant hereto contains or will contain any untrue statement of a material fact known to Seller or Pierce, or omits or will omit to state a material fact known to Seller or Pierce necessary to make the statements contained therein not misleading.  During the period from the date of this Agreement to the Closing Date, Seller represents and covenants that its business will in all respects be operated only in the ordinary course of business.  Seller and Pierce shall give prompt notice to Buyer with respect to any material changes in the operation of Seller’s business and in any matter or event which comes to the attention of Seller or Pierce and which, if it had occurred as of the date hereof, would constitute a material breach of the representations and warranties of Seller and/or Pierce contained in this Agreement.

9.9           Financial Statements.  All financial statements provided to Buyer pursuant to this Agreement and all exhibits hereto are accurate in all material respects, and all other financial data relating to the Purchased Assets given by Seller and Pierce to Buyer is accurate in all material respects as to what it was represented to be when given to Buyer.

9.10         Accounts Receivable.  The Accounts Receivable reflected in the Balance Sheet and all Accounts Receivable arising after the Balance Sheet date to Closing arose from bona fide transactions in the ordinary course of business, and to the best of Seller’s knowledge, they are believed to be valid.

9.11         Corporate Authorizations; Binding Effect. The execution, delivery and performance of this Agreement and the transactions contemplated hereby by Seller have been duly authorized by the Board of Directors and Shareholders of Seller.  Corporate resolutions reflected in the foregoing shall be delivered to Buyer at Closing.  This Agreement and the other agreements and instruments executed or to be executed in connection with the transactions contemplated hereby to which Seller is a party and the consummations of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Seller and constitute the valid and legally binding obligation of Seller, enforceable against Seller in accordance with their respective terms.

9.12         Title to and Condition of Assets.  Except as otherwise disclosed in the exhibits to this Agreement or to the Purchase Agreement or in writing, prior to Closing, effective as of the Closing, the Seller will have, and will transfer to Buyer good and marketable title to all the Purchased Assets, free and clear of all liens, security interests, encumbrances, restrictions and equities, except those mortgages, pledges, liens, security interests and other liabilities expressly assumed by Buyer hereunder.  All tangible personal property, equipment and fixtures included within the Purchased Assets are in good condition and repair, and shall be in the same condition at Closing Date, ordinary wear and tear excepted, and are suitable for the purposes for which they are being used.    Buyer waives any warranty claims arising under Louisiana law, including, but not limited to, those claims in redhibition and/or quanti minoris.

9.13         Labor Matters.  Seller is not a party to any collective bargaining agreement.  There are no controversies between Seller and any of its employees which might reasonably be expected to materially adversely affect the conduct of its business, or any unresolved labor union grievances or unfair labor practice or labor arbitration proceedings pending or threatened relating to its business, and there are not any organizational efforts presently being made or threatened involving any of Seller’s employees.  Seller has not received notice of any claim that Seller has not complied with any laws relating to the employment of labor, including any provision thereof relating to wages, hours, collective bargaining, the payment of social security and similar taxes, equal employment opportunities, employment discrimination and employment safety, or that Seller is liable for any arrears of wages or any taxes or penalties for failure to comply with any of the foregoing.

9.14         Employment Contracts.  Seller is not a party to any contract of employment, either expressed or implied, with any of its existing employees.

9.15         Tax Matters.  Seller has filed all federal, state, and local tax returns which are required to be filed with respect to the operation of Seller’s business and has paid all taxes,

interest, penalties, assessments and deficiencies which have become due, or which have been claimed to be due hereunder.

9.16         Inventory.  The inventory set forth on Exhibit “A” is all current.  Notwithstanding said representation, Seller and Buyer have agreed to escrow $41,368 for potential obstacles and slow moving inventory, pursuant to the terms of the Escrow Agreement attached hereto as Exhibit “B” and by this reference incorporated herein.

X.            REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller and Pierce as follows:

10.1         Organization; Good Standing and Corporate Power.  Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has full corporate power and authority to conduct and to own its assets as it is presently being conducted and to own and lease its properties and Assets.

10.2         Corporate Documents.  Copies of Buyer’s Certificate of Incorporation and all amendments thereto to date, certified by the Secretary of State of Delaware and Buyer’s Bylaws as amended to date, have been delivered to Seller and are complete and correct as of the date of this Agreement.

10.3         Corporate Authorizations; Binding Effect. Buyer has all necessary corporate powers and authority to enter into this Agreement, to consummate the transactions contemplated hereby and to perform its obligations hereunder.  This Agreement has been duly executed and delivered by Buyer and constitutes a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its respective terms, subject to the approval of the Board of Directors of Buyer.

10.4         No Conflict with Other Instruments or Agreements.  Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby will result in (1) a violation of or a conflict with the provisions of the Certificate of Incorporation or Bylaws of Buyer; (2) a breach of, or a default under, any term or provision of any contract, agreement, indebtedness, lease, commitment, license, franchise, permit, authorization or concession to which Buyer is a party, which breach or default would have a material adverse effect on the business or financial condition of Buyer or its ability to consummate the transactions contemplated hereby; or (3) a violation by Buyer of any statute, rule, regulation, ordinance, code, order, judgment, writ, injunction, decree or award, which violation would have a material adverse effect on the business or financial condition of Buyer or its ability to consummate the transactions contemplated hereby.

10.5         Consent.  Buyer knows of no and has not been informed of any consent, approval, or authorization of, or declaration, filing or registration with any governmental or regulatory authority, or any other person or entity which is required to be made or obtained by Buyer in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby.

10.6         Broker.  Neither Buyer nor any affiliate of Buyer has entered into or will enter into any contract, agreement, arrangement, or understanding with any person or firm which will result in the obligation of Seller or Pierce to pay any finder’s fee, brokerage commission or similar payment in connection with the transaction contemplated hereby.

XI.           COVENANTS OF SELLER AND BUYER

Seller covenants with Buyer and Buyer Covenants with Seller as follows:

11.1         Assignment of Warranties.  Seller shall assign to Buyer all transferable manufacturer, supplier or contractor warranties or guaranties respecting any of the Purchased Assets.

11.2         Corporate Name.  Effective upon the Closing of the transactions contemplated hereby, Seller shall no longer use, in any respect, the name “National Cinema Service Corp.” or any similar name, without the express written consent of Buyer.  Within 30 days after Closing, Seller shall change its corporate name to a name which bears no resemblance to the name “National Cinema Service Corp.” and thereafter shall never use a name or names which shall be similar to such name.

11.3         Conduct of Business.  Except as otherwise requested by Buyer, and without making any commitment on its behalf, Seller will use its best efforts to preserve its business intact; and preserve for Buyer the goodwill of the suppliers, customers, and others having business relationships with Seller prior to Closing.  In addition, until Closing, Seller shall make no purchases or sales of Inventory items, or enter into any contracts or transactions without the consent of Buyer in writing, except in the ordinary course of business.

11.4         Accounts Receivable.  At the Closing, Seller and Pierce shall execute and deliver to Buyer a guaranty in the form set forth as Exhibit “11” attached hereto, and by this reference incorporated herein (the “Guaranty”) under the terms of which Seller and Pierce shall unconditionally guaranty that all indebtedness represented by the Accounts Receivable of Seller and purchased by Buyer, as of the Closing Date will be paid by the respective debtors to Buyer.  In the event such net indebtedness is not paid on or before 165 days after the Closing Date, Seller and/or Pierce shall within 10 days following receipt from Buyer of notice to such effect make payment to Buyer of an amount in cash equal to the difference between the amount collected by Buyer and the net receivables as shown on the Balance Sheet, whereupon Buyer shall promptly assign or cause to be assigned to Seller and/or Pierce (as the case may be) all rights, claims, actions or causes of action which Buyer may have relating to such unpaid receivables.  Buyer shall use its best efforts to collect all accounts receivable of Seller not purchased by Buyer pursuant to Section 1.7.1.

11.5         Public Announcement.  Buyer shall have the right to approve any public announcement and/or press release concerning this transaction.  No public announcement shall be made by any party to this Agreement until after the transaction as contemplated herein has been closed.

XII.         COVENANT NOT TO COMPETE

At the Closing, Seller and Pierce will execute a Non-Competition Agreement in the form of Exhibit  “12” attached hereto and by its reference incorporated herein.  The effectiveness of this Agreement and of the Non-Competition Agreement will be contingent upon the execution of each other.

XIII.        ACTIONS BY SELLER AND BUYER AFTER THE CLOSING

On and after the Closing Date, Seller, Pierce and Buyer will take all appropriate action and execute all documents, instruments or conveyances of any kind which may be reasonably necessary or advisable to carry out any of the provisions hereof.

XIV.        INDEMNIFICATIONS

14.1         Indemnifications by Seller and Pierce.  It is specifically acknowledged that Buyer does not assume and will not be responsible for any liabilities of Seller and Pierce, except as may be expressly stated herein.  Effective as of the Closing Date, Seller and Pierce shall indemnify and hold harmless Buyer against and in respect of:

14.1.1      All liabilities and obligations of, or claims against, Seller or Pierce not expressly assumed by Buyer in this Agreement, including but not limited to, all operating and other expenses of Seller up to the Effective Date of the Closing, all income, sales, use, employment and other tax liabilities accrued for operations up to the Effective Date of the Closing and all employment obligations of Seller, including without limitation, all state or federal withholding obligations, employee benefit obligations, vacation, claims of discrimination or unfair labor practices or of any other nature, whether occurring prior or subsequent to the Effective Date of Closing relating to any present or former employee of Seller while he/she was an employee of Seller and any claims of employees of said  Seller to have any entitlement of employment with Buyer unless said employees are expressly retained by Buyer after the employee has submitted an employment application to Buyer.

14.1.2      Any damage or deficiency relating from any material misrepresentation, breach of warranty or non-fulfillment of any agreement on the part of Seller and/or Pierce under this Agreement or from any material misrepresentation in or omission from any certificate or other instrument furnished or to be furnished to Buyer under this Agreement.

14.1.3      Any and all liabilities, claims or damages (whether or not caused by negligence) including civil or criminal fines arising out of relating to any of the following: (i) any generation, processing, handling, transportation, storage, treatment or disposal of solid waste or hazardous waste by Seller or Pierce, including but not limited to, any such activities occurring with respect to the business of Seller, the assets purchased pursuant to the Asset Purchase Agreement, and including any facilities or property leased by Seller or Pierce; and (ii) any releases or contamination by Seller or Pierce or their predecessors, tenants, vendors, employees or agents (including, but not limited to, any releases as declared under the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended), to the extent occurring or existing prior to or at Closing including, but not limited to, such release as to land, ground water, surface water, or into the air.

14.2         Indemnification by Buyer.  Buyer agrees that on and after the date hereof, it shall indemnify and save and hold harmless Seller and Pierce from and against any and all damages incurred in connection with or arising out of or resulting from (1) any material breach of any covenant or warranty, or the inaccuracy of any representation, made by Buyer in or pursuant to this Agreement; (2) any liability, obligation or commitment of Buyer relating in any way to the Purchased Assets or Assumed Liabilities; or (3) any claim, liability, obligation or commitment of any nature which is specifically assumed by Buyer pursuant to this Agreement.

14.3         Conditions of Indemnification.  With respect to any actual or potential claim, any written demand, the commencement of any action, or the occurrence of any other event which involves any matter or related series of matters (a “Claim”) against which a party hereto is indemnified (the “Indemnified Party”) by the other party (the “Indemnifying Party”) under Sections 14.1 and 14.2 of this Section 14 hereof:

14.3.1      Promptly after the Indemnified Party first receives written documentation pertaining to the Claim, or if such Claim does not involve a third-party claim (a “Third-Party Claim”) promptly after the Indemnified Party first has actual knowledge of such Claim, the Indemnified Party shall give notice to the Indemnifying Party of such claim in reasonable detail and stating the amount involved, if known, together with copies of any such written documents setting forth details pertaining to the claim.

14.3.2      The Indemnifying Party shall have no obligation to indemnify the Indemnified Party with respect to any Claim if the Indemnified Party fails to give notice with respect thereto in accordance with Section 14.3.1 above.

14.3.3      If the Claim involves a Third-Party Claim, then the Indemnifying Party shall have the right, at its sole cost, expense and ultimate liability, regardless of the outcome, and through counsel of its choice (which counsel shall be reasonably satisfactory to the Indemnified Party) to litigate, defend, or otherwise attempt to resolve such Third-Party Claim; provided, however, that if in the Indemnified Party’s reasonable judgment a conflict of interest may exist between the Indemnified Party and the Indemnifying Party with respect to such Third-Party Claim, then the Indemnified Party shall be entitled to select counsel of its own choosing reasonably satisfactory to the Indemnifying Party in which event the Indemnifying Party shall be obligated to pay the fees and expenses of such counsel.  Notwithstanding the preceding sentence, the Indemnified Party may elect, at any time and at the Indemnified Party’s sole cost, expense and ultimate liability, regardless of the outcome and through counsel of its own choice, to litigate, defend, settle, or otherwise attempt to resolve such Third-Party Claim.  If the Indemnified Party so elects (for reasons other than the Indemnifying Party’s failure or refusal to provide a defense to such Third-Party Claim), then the Indemnifying Party shall have no obligation to indemnify the Indemnified Party with respect to such Third-Party Claim, but such disposition will be without prejudice to any other right the Indemnified Party may have to indemnification under Sections 14.1 and 14.2 of this Article 14 hereof, regardless of the outcome of such Third-Party Claim.  If the Indemnifying Party fails or refuses to provide defense to any Third-Party Claim, then the Indemnified Party shall have the right to undertake the defense, compromise, or settlement of such Third-Party Claim, through counsel of its choice on behalf of and for the account and at the risk of the Indemnifying Party and the Indemnifying Party shall be obligated to pay the costs, expenses, and attorney fees incurred by the Indemnified Party in connection with such Third-Party Claims.  In any event, Buyer, Seller and Pierce shall fully cooperate with each other and their respective counsel in connection with any such litigation, defense, settlement or other attempted resolution.

XV.                            CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER

The obligations of Buyer to purchase the Purchased Assets from Seller are subject to the satisfaction on or before the Closing Date of all of the following conditions, which conditions may be waived in writing by Buyer:

15.1         Accuracy of Representations and Warranties and Covenants.  The representations and warranties of Seller and Pierce contained in this Agreement shall have been true in all material respects when made and in addition, shall be true in all material respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date.

15.2         Performance of Agreements.  The Seller and Pierce shall have, have caused to be performed and observed, in all material respects, all obligations and agreements hereunder and shall have complied with all covenants and conditions contained in this Agreement to be performed and complied with by them at or prior to the Closing Date.

15.3         Purchased Assets.  If, prior to the Closing Date, any material part of the Purchased Assets is damaged by fire, other casualty, or any cause or activity not attributable to or under the control of Buyer, Seller shall give Buyer a written notice thereof and Buyer may, at its option, terminate this Agreement by written notice of such election given to Seller no later than five (5) working days after receipt of Seller’s notice and upon giving such notice, both parties shall be fully discharged from all duties hereunder and all obligations hereof.  However, if Buyer shall not so elect or if an immaterial part of the Assets is damaged, then Seller hereby assigns to Buyer all of its right, title and interest in and to any and all insurance proceeds payable by reason of such destruction or damage to the Purchased Assets.  Seller hereby agrees to pay Buyer a sum equal to the deductible amount provided in such policies to the extent necessary to correct such damage.

15.4         Non-Competition Agreement.  At or prior to Closing, Seller and Pierce shall have executed a non-competition agreement as provided in Article XII.

15.5         No Material Change.  There shall not have been between the date of this Agreement and the Closing Date any material change in any of the Purchased Assets or the current operations of Seller.

15.6         Litigation.  (1) Seller shall have resolved the matters disclosed in Exhibit “8” or (2) Buyer and Seller shall have agreed as to how those matters will be handled.

15.7         Employment Agreement.  At or prior to the Closing, Buyer and Pierce shall execute the Employment Agreement as provided in Section 8.1 herein.

15.8         Completion of Due Diligence.  Prior to Closing, Buyer shall have completed, to its satisfaction, such financial, technical and legal due diligence of Seller as Buyer, its counsel, and its accountant shall deem necessary and appropriate.

15.9         Board Approval.  Buyer shall have received approval from the Board of Directors for consummation of this transaction on the terms and conditions contained herein.

15.10       Legal Opinion.  Buyer shall have received from Seller’s counsel, an opinion dated as of the Closing Date, in form and substance satisfactory to Buyer and its counsel in the form attached hereto as Exhibit  “13” and by its reference incorporated herein.

15.11       Guaranty.  Seller and Pierce shall execute the Guaranty as provided in Section 11.4 herein.

15.12       Sales Tax.  Seller shall have provided a tax clearance letter for each state in which Seller is doing business, or Seller and Buyer shall mutually agree on a satisfactory amount to be held in escrow until such time as Seller has been able to deliver tax clearance letters from all applicable jurisdictions.  In the event that Seller has failed to file a sales tax return, or to pay all applicable sales tax in any state in which Buyer determines a return shall have been filed, and sales tax paid, Seller agrees to escrow an amount determined by Buyer to approximate Seller’s sales tax liability in each such state for a period of five (5) years prior to the year of closing.  Said Escrow Agreement shall be in the form of Exhibit “14” attached hereto and by this reference incorporated herein.

15.3         Lease.  Seller shall execute a one (1) year Lease with the Buyer for the premises located at 1512 Edwards Avenue, Suite 3, which should be in the form of Exhibit “15” attached hereto and by this reference incorporated herein.

XVI.        CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLER

The obligations of Seller to sell the Purchased Assets under this Agreement to Buyer is subject to the satisfaction on or before the Closing Date of all the following conditions, which conditions may be waived in writing by Seller:

16.1         Accuracy of Representations and Warranties.  The Representation and Warranties of Buyer contained in this agreement shall have been true in all material respects when made,

and in addition, shall be true in all material respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date.

16.2         Performance of Agreements.  Buyer shall have, or have caused to be performed and observed, in all material respects, all covenants, agreements and conditions hereof to be performed or observed by Buyer at or before the Closing.

16.3         Approval of Board of Directors.  Seller shall have received approval from its Board of Directors of the consummation of this transaction on the terms and conditions contained herein.

16.4         Resolution of Litigation.  Either (a) Seller shall have resolved the matters disclosed in Exhibit  10  or (b) Buyer and Seller shall have agreed as to how those matters will be handled.

16.5         Legal Opinion.  Seller shall have received from Buyer’s counsel, an opinion dated as of the Closing Date in form and substance satisfactory to Seller and its counsel in the form attached hereto as Exhibit “16” and by this reference incorporated herein.

XVII.       NON-ASSIGNMENT

Neither this Agreement nor any of the rights and obligations hereunder may be assigned by any party without the prior written consent of the other parties; provided, however, Buyer may, without the consent of Seller and/or Pierce assign this Agreement and its rights and obligations hereunder to a wholly-owned subsidiary corporation, which after any such assignment shall become the Buyer hereunder.  Notwithstanding the foregoing, in the event that Buyer shall assign this Agreement to a wholly-owned subsidiary corporation, Buyer shall guaranty the performance by the assignee of all of the obligations of Buyer hereunder.  Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto, the respective successors and permitted assigns.  No other person shall have any right, benefit or obligation hereunder as a third-party beneficiary or otherwise.

XVIII.     EXPENSES

Except as otherwise provided in this Agreement, each party shall pay its respective expenses, taxes, and charges from liabilities incurred in connection with or arising out of this Agreement, including without limitation thereto, counsel fees, accounting fees, and any other expenses related to the assignment and delivery of the Purchased Assets to Buyer.

XIX.                       LEASE OF EMPLOYEES

Seller shall lease to Buyer all of Seller’s employees used in the operation of Seller’s business for the period from June 1, 2006 through June 30, 2006.  Said Lease payment shall include the entire cost of the employees of Seller, including, but not limited to, all employer payments in addition to salary such as FICA match and FUTA, SUTA, 401(k), matching payments and the employer’s share of payments for medical and disability insurance premiums.  Buyer shall not be liable for any accrued overtime earned by employees for any period prior to the Effective Date..

XX          MISCELLANEOUS

20.1         Notices.  Unless otherwise provided herein, any notices, requests, instructions or other documents to be given hereunder by either party to the other shall be in writing and delivered personally or mailed by certified mail, postage prepaid, return receipt requested (such mailed notice to be effective on the date such receipt is acknowledged or refused), as follows:

IF TO SELLER:	National Cinema Service Corp.
Attention: Christopher J. Pierce
1512 Edwards Avenue, Suite 3
Harahan, LA 70123

WITH A COPY TO:	Christopher J. Pierce
1512 Edwards Avenue, Suite 3
Harahan, LA 70123

And

Roy M. D’Aquila
D’Aquila, Volk, Mullins & Contreral, L.L.C.
3329 Florida Avenue
Kenner, LA 70065

IF TO BUYER:	Ballantyne of Omaha, Inc.
Attention: John P. Wilmers
4350 McKinley Street
Omaha, NE 68112

WITH A COPY TO:	Marks Clare & Richards, L.L.C.
Myron J. Kaplan, Esq.
11605 Miracle Hills Drive, Suite 300
Omaha, NE 68154-4487

or at such other address or designation as is provided by one party to the other in writing.

20.2         Choice of Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Nebraska, without regard to principles of conflict of law.  Each party irrevocably consents to the exclusive, personal jurisdiction, in any court of competent jurisdiction located in the State of Nebraska with respect to any action arising out of or pertaining to this Agreement.

20.3         Survival of Representations and Warranties.  The representations, warranties and covenants of the parties hereto contained herein or in any other document delivered prior to or at the Closing shall not be deemed waived or otherwise affected by any investigation theretofore made by either party.  Each and every representation, warranty and covenant of Seller, Pierce and Buyer and the indemnification provisions set forth in Article IV herein shall survive the Closing Date and remain operative and in full force and effect as herein provided.

20.4         Entire Agreement; Amendments and Waivers.  This Agreement, together with all exhibits and schedules hereto, constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written.  No supplement, modification or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby.  No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall  such waiver constitute a continuing waiver unless otherwise expressly provided.

20.5         Multiple Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together constitute one and the same instrument.

20.6         Invalidity.  In the event that any one or more of the provisions  contained in this Agreement or in any other instrument referred to herein shall, for any reason, be held to be invalid,  illegal or unenforceable in any respect, then to the maximum extent permitted by law, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement or any other such instrument.

20.7         Titles.  The titles, captions or headings of the Sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

20.8         Confidential Information.  In connection with the negotiation of this Agreement, each party acknowledges that it has had access to confidential information relating to the other party.  Each party shall treat such information as confidential, preserve the confidentiality thereof and not duplicate or make use of any other such information, except as to advisors, consultants, lenders and affiliates in connection with the transactions contemplated hereby or pursuant to or as required by law.  If the transaction is not closed, each party shall return to the other all confidential information in tangible form, belonging or relating to the other party or provide a certificate of destruction of such material acceptable to the other party.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on their respective behalf, by their respective officers thereunder duly authorized, on this 30th day of June, 2006.

NATIONAL CINEMA SERVICE CORP.,
a Louisiana corporation “Seller”

By	/s/ Christopher J. Pierce
Christopher J. Pierce, President

/s/ Christopher J. Pierce
Christopher J. Pierce “PIERCE”

BALLANTYNE OF OMAHA, INC.,
a Delaware corporation, “Buyer”

By	/s/ Brad French
Brad French Secretary/Treasurer